Exhibit 99.4
Encana Corporation
Supplemental Financial Information (unaudited)
Exhibit to March 31, 2011 Interim Consolidated Financial Statements
CONSOLIDATED FINANCIAL RATIOS — MEDIUM TERM NOTES & DEBT SECURITIES
The following ratios, based on the consolidated financial statements, are provided in connection with the Company’s continuous offering of medium term notes and debt securities and are for the 12-month period then ended.

	March 31 (1)
	2011	2010

Interest coverage on long-term debt:

Net earnings	0.5	5.8

Cash flow	9.1	15.3

(1)
The ratios for 2011 have been calculated based on the Company’s financial results prepared in accordance with International Financial Reporting Standards. The comparative ratios for 2010 reflect those previously disclosed in conjunction with the Company’s financial results prepared in accordance with Canadian generally accepted accounting principles.